Exhibit (a)(1)(B)

FORM OF E-MAIL ANNOUNCEMENT OF EXCHANGE OFFER

To: Eligible Optionholders

Date: August 11, 2008

Subject: ANNOUNCEMENT - Offer to Exchange Post-IPO Stock Options Commences Today

We are pleased to announce that VMware, Inc. is officially commencing its Offer to Exchange Certain Outstanding Stock Options for New Stock Options (referred to as the “Exchange Offer”) today, August 11, 2008. The Exchange Offer will remain open until it expires at 2:00 p.m., Pacific Time, on September 9, 2008, unless the Exchange Offer is extended. The purpose of the Exchange Offer is to give VMware employees in the United States the opportunity to exchange post-IPO stock options for new stock options with an exercise price equal to the current market price of our Class A common stock. The actual exercise price of the new options will be determined on their grant date, which will be the first trading day following expiration of the Exchange Offer.

This Exchange Offer is contingent upon approval of VMware’s stockholders. If our stockholders do not approve the Exchange Offer, VMware will terminate the Exchange Offer and will not be able to accept any tendered option grants.

You may take advantage of the Exchange Offer if you hold Eligible Options – options granted between September 1, 2007 and August 1, 2008. You must also be continuously employed by VMware in the United States through the end of the Exchange Offer to be considered an Eligible Optionholder. These italicized terms are further defined in the Offer to Exchange Certain Outstanding Stock Options for New Stock Options document that is attached to this e-mail. Also attached to this e-mail are the following documents related to the Exchange Offer:

•	Highlights of the VMware, Inc. Exchange Offer;

•	Election Form; and

•	Notice of Withdrawal.

Please carefully read all of the documents included in this e-mail. In order to participate in the Exchange Offer, you must meet the criteria and follow the instructions set forth in the attached documents, including returning your properly completed and signed Election Form to UBS Financial Services Inc., so that UBS receives it before 2:00 p.m., Pacific Time, on September 9, 2008 (or a later expiration date if VMware extends the Exchange Offer).

Please see the attached UBS Schedule for a complete list of times and places where UBS will be available on site at various VMware offices in the United States for Q&A sessions, individual consultations and drop-off of completed Election Forms. Election Forms may also be delivered to UBS via fax and email as outlined in the attached Election Form.

Copies of each of the attached documents are also available on the Stock Administration page of our internal website at https://vmshare.vmware.com/finance/stock.

You can choose whether or not to participate in the Exchange Offer — the decision is entirely yours.

The Exchange Offer expires on September 9, 2008 at 2:00 p.m. Pacific Time. To participate, you must complete and submit your Election Form to UBS Financial Services Inc. so it is RECEIVED before the Exchange Offer closes.

If you choose not to exchange any options, no action is required.

Contact information for questions about the Exchange Offer are below:

UBS

The Greco Group

Phone: 1-860-727-1515

Elizabeth Moore, Stock Plan Manager

VMware, Inc.

Phone: (650) 842-8841

E-Mail: emoore@vmware.com

Gary Wells, Stock Administrator

VMware, Inc.

Phone: (650) 427-5153

E-Mail: gwells@vmware.com